UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Microsoft Corporation

(Exact Name of the Registrant as Specified in Its Charter)

Washington

(State or Other Jurisdiction

of Incorporation)

001-37845	91-1144442
(Commission File Number)	(IRS Employer Identification No.)

One Microsoft Way, Redmond, Washington	98052-6399
(Address of Principal Executive Offices)	(Zip Code)

Brian B. DeFoe

Deputy General Counsel and Corporate Secretary

(425) 882-8080

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Microsoft’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at:

http://aka.ms/conflictmineralreport

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this form SD.

Section 3 - Exhibits

Item 3.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MICROSOFT CORPORATION
(Registrant)

Date: May 28, 2026	/s/ BRADFORD L. SMITH
Bradford L. Smith
Vice Chair and President